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                          June 13, 2023

       Ulrich K  rner
       Chief Executive Officer
       Credit Suisse AG
       Paradeplatz 8, 8001
       Zurich, Switzerland

                                                        Re: Credit Suisse AG
                                                            Registration
Statement on Form F-3
                                                            Filed June 8, 2023
                                                            File No. 333-272539

       Dear Ulrich K  rner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Sebastian Sperber, Esq.